AEye Inc.

One Park Place, Suite 200

Dublin, CA 94568

September 22, 2023

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: Sarah Sidwell

Re:	AEye Inc. Registration Statement on Form S-3 Filed September 15, 2023 File No. 333-274546

Dear Ms. Sidwell:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of AEye Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on September 26, 2023, or as soon thereafter as practicable.

Please contact Chris Forrester of Shearman & Sterling LLP, counsel to the Company, at 858-342-4705, or in his absence, Yian Huang at 484-797-8229, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely, AEye Inc.
By:	/s/ Andrew Hughes
Andrew Hughes General Counsel and Secretary
cc:	Matthew Fisch, AEye Inc.

Conor Tierney, AEye Inc.

Chris Forrester, Shearman & Sterling LLP

Yian Huang, Shearman & Sterling LLP